                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                 SCHEDULE TO

          Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934

                              (Final Amendment)

                 Oppenheimer Tremont Market Neutral Fund LLC
                 -------------------------------------------
                               (Name of Issuer)

                 Oppenheimer Tremont Market Neutral Fund LLC
                     (Name of Person(s) Filing Statement)

                        Shares of Beneficial Interest
                        (Title of Class of Securities)

                                  68382B100
                    (CUSIP Number of Class of Securities)

                           Lisa I. Bloomberg, Esq.
                          Two World Financial Center
                        225 Liberty Street, 11th Floor
                        New York, New York 10281-1008
                                (212) 323-0560
     (Name, Address and Telephone Number of Person Authorized to Receive
   Notices and Communications on Behalf of the Person(s) Filing Statement)

                          CALCULATION OF FILING FEE

-------------------------------------------------------------------------------
 Transaction Valuation: $76,469,020a    Amount of Filing Fee: $9,000b
-------------------------------------------------------------------------------

(a)  Calculated  as the  aggregate  maximum  purchase  price  for  twenty-five percent of the Issuer's  outstanding  shares of beneficial  interest  based on the  estimated  total net asset value of the  Issuer's  outstanding  shares of beneficial interest as of February 28, 2005.

(b)  Calculated at 0.00011770% of the Transaction Valuation.

[x]  Check  the box if any  part  of the fee is  offset  as  provided  by Rule
0-11(a)(2)  and  identify  the  filing  with  which  the  offsetting  fee  was previously  paid.  Identify  the  previous  filing by  registration  statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $14,000
Form or Registration No.:  005-78996
                           ---------
Filing Party:  Oppenheimer Tremont Market Neutral Fund LLC
               -------------------------------------------
Date Filed:  April 25, 2005

[ ] Check the box if the filing relates  solely to preliminary  communications made before the commencement of a tender offer.

Check the appropriate  boxes below to designate any  transactions to which the statement relates:

[  ]  third-party tender offer subject to Rule 14d-1.
[x]   issuer tender offer subject to Rule 13e-4.
[  ]  going-private transaction subject to Rule 13e-3.
[  ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [x]

      This Final Amendment relates to the Issuer Tender Offer Statement on
Schedule TO (the "Statement") originally filed on April 25, 2005 by
Oppenheimer Tremont Market Neutral Fund LLC (the "Fund") in connection with an offer (the "Offer") by the Fund to purchase $76,469,020 of interests in the Fund ("Interests") on the terms and subject to the conditions set forth in the Repurchase Offer Notice and the related Letter to Repurchase Offer.
Copies of the Repurchase Offer Notice and Letter to Repurchase Offer were previously filed as Exhibits (a)(1)(i) and (a)(1) (ii) to the Statement.

      This is the Final Amendment to the Statement and is being filed to report the results of the offer. Capitalized terms not otherwise defined herein shall be the meanings ascribed to them in the Repurchase Offer Notice.

      The following information is furnished pursuant to Rule 13e-4(c)4:

      1.  The Offer expired at 12:00 midnight, New York time, on June 20,
2005.

      2.  $4,881,560.87 in Interests were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Interests were accepted for purchase, and paid for, by the Fund in accordance with the terms of the Offer.

                                  SIGNATURE

      After due inquiry and to the best of my knowledge and belief,  I certify that the  information  set  forth in this  statement  is  true,  complete  and correct.

                                    Oppenheimer Tremont Market Neutral Fund
LLC

                                          /s/ Lisa I. Bloomberg
                                    By:______________________________________
                                          Name: Lisa I. Bloomberg
                                          Title:   Assistant Secretary

Date:  August 5, 2005